82-4033



中遠投資(新加坡)有限公司
COSCO INVESTMENT (SINGAPORE) LIMITED

~~9 TEMASEK BOULEVARD, #07-00 SUNTEC CITY TOWER II, SINGAPORE 038989~~
~~TEL: 6885 0888 FAX: 6336 9006 Website: www.cosco.com.sg~~

From Secretary's Office: 47 Hill Street #06-02
Chinese Chamber of Commerce & Industry Building
Singapore 179365
Tel No.: 6837 2133 Fax No.: 6337 2197

Our Ref: C200/SEC/LK/ac

Exemption No. ~~33-91910~~

20 June 2003


03024321

The U.S. Securities and Exchang
450 Fifth Street, N.W.
Room 3099, Office of International Corporate Finance
Mail Stop 3-7
Washington D.C. 20549

SUPPL

03 JUL -8 AM 7:21

Dear Sirs

COSCO INVESTMENT (SINGAPORE) LIMITED
(EXEMPTION NO. ~~33-91910~~)

On behalf of Cosco Investment (Singapore) Limited, a company incorporated in Singapore, I am furnishing herewith the below a listed announcement pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934 ("Exchange Act"):-

Date	Description of Announcement
18 June 2003	Resolution passed at the Extraordinary General Meeting.

PROCESSED
JUL 17 2003
THOMSON FINANCIAL

Yours faithfully
COSCO INVESTMENT (SINGAPORE) LIMITED



Lawrence Kwan
Secretary

7/9

Encls

c.c. Mr Ji Hai Sheng (Fax No. 63361217, letter only)

COSCO INVESTMENT (SINGAPORE) LIMITED

Resolution Passed at the Extraordinary General Meeting

The Board of Directors of Cosco Investment (Singapore) Limited ("the Company") wishes to announce pursuant to Rule 704(14) of the Listing Manual of the Singapore Exchange Securities Trading Limited, that the ordinary resolution to approve the proposed acquisition of approximately 40.0% interest in the registered capital of Dalian Cosco Marine Engineering Co., Ltd (to be subsequently renamed as "Cosco (Dalian) Shipyard Co., Ltd") from an interested person for a consideration of US$18,125,359 to be satisfied in cash was passed by the shareholders of the Company at the Extraordinary General Meeting held on 18 June 2003.

Submitted by Mr Ji Hai Sheng, President on 18/06/2003 to the SGX

